IAMGOLD
CORPORATION

TSX : IMG NYSE : IAG

COMMUNIQUÉ DE PRESSE

IAMGOLD FOURNIT UNE MISE À JOUR SUIVANT LES DIRECTIVES PROVINCIALES CONCERNANT LA COVID-19

Toronto (Ontario), le 24 mars 2020 – IAMGOLD Corporation (« IAMGOLD » ou la « Société ») fournit une mise à jour sur ses activités à la suite des directives provinciales émises par le Québec et l'Ontario visant à réduire la propagation de la maladie à coronavirus (« COVID-19 »).

Le 23 mars, le gouvernement du Québec a indiqué que toutes les entreprises non essentielles devaient fermer à compter de 0 h 01 le 25 mars, et ce, jusqu'au 13 avril 2020. Cette directive comprend les mines et les usines de traitement.

Également le 23 mars, le gouvernement de l'Ontario a annoncé que toutes les entreprises devaient fermer à compter de minuit le 24 mars 2020, et ce, pendant au moins deux semaines.

Pour se conformer à ces directives, IAMGOLD prend les mesures suivantes :

- Elle place la mine d'or Westwood en mode surveillance et maintien durant la période prescrite par la directive provinciale. Une main-d'œuvre minimale sera en place durant ce temps et elle suivra de stricts protocoles d'hygiène et de dépistage, en plus de la distanciation sociale. Westwood est dans une bonne situation pour accroître de façon rapide et sécuritaire ses activités d'exploitation minière au moment approprié.
- Elle ferme le bureau de Toronto à compter du 24 mars 2020 à minuit pendant au moins deux semaines, conformément à la directive du gouvernement ontarien. Le protocole de télétravail est déjà en place.
- Elle ferme le bureau de Longueuil à compter du 25 mars 2020 à 0 h 01 jusqu'au 13 avril 2020, conformément à la directive du gouvernement québécois. Le protocole de télétravail est déjà en place.

Les activités au projet Côté Gold (« Côté Gold ») en Ontario ne sont pas touchées par la directive du gouvernement ontarien, puisque l'exploitation minière, l'exploration et la mise en valeur ont été qualifiées d'activités « essentielles » dans la province. La Société demeure prudente dans la gestion des coûts en immobilisations et des activités de réduction des risques. Elle diminue ses activités au site pour assurer l'intégrité de l'équipement et la protection du personnel.

Les prévisions de 2020 sont en cours de révision et pourraient changer si les périodes d'arrêt des activités se prolongent. La Société souligne qu'elle dispose d'un solide état de la situation financière, comptant 830 millions $ US en trésorerie et équivalents de trésorerie (à l'exclusion de la trésorerie affectée et des placements à court terme), plus une facilité de crédit de 500 millions $ US en date du 31 décembre 2019. Elle compte agir prudemment, comme à son habitude, par rapport à l'attribution du capital durant cette période difficile.

La mine Essakane, au Burkina Faso, et la mine Rosebel, au Suriname, d'IAMGOLD continuent leurs activités minières. Ces deux sites entreront en confinement volontaire au cours de la semaine du 23 mars 2020 pour mieux protéger les employés de la Société et les communautés, et soutenir la continuité des activités de ses sites en exploitation.

Les répercussions de la COVID-19 et les mesures prises par les autorités locales pour contenir la propagation du virus évoluent sur une base quotidienne. La Société continuera de surveiller la situation et d'adapter les mesures qu'elle prend selon les besoins.

IAMGOLD fournira une mise à jour au marché en cas d'autres changements importants. Pour de plus amples renseignements concernant les mesures prises jusqu'à maintenant par IAMGOLD en réaction à la crise de la COVID-19, consulter le www.iamgold.com.

Au sujet d'IAMGOLD

IAMGOLD (www.iamgold.com) est une société minière de rang intermédiaire possédant trois mines d'or en exploitation situées sur trois continents. À sa solide base d'actifs stratégiques en Amérique du Nord, en

Amérique du Sud et en Afrique de l'Ouest s'ajoutent des projets de mise en valeur et d'exploration. IAMGOLD évalue continuellement des occasions d'acquisition de croissance et est en bonne position pour assurer sa croissance grâce à une saine santé financière, combinée à une expertise de gestion et d'exploitation.

Pour de plus amples renseignements :

Indi Gopinathan, vice-présidente, Relations avec les investisseurs et Communications, IAMGOLD Corporation
Tél. : 416 360-4743 Cellulaire : 416 388-6883

Sans frais : 1 888-464-9999 info@iamgold.com

Veuillez noter :

Vous pouvez obtenir une copie de ce communiqué de presse par télécopieur, par courriel, sur le site Web d'IAMGOLD à www.iamgold.com et sur le site Web de Newsfile à www.newsfilecorp.com. Vous pouvez obtenir tous les documents d'IAMGOLD sur le site www.sedar.com ou www.sec.gov

The English version of this news release is available at http://www.iamgold.com/.